JANUS HENDERSON DISTRIBUTORS US LLC
(SEC I.D. No. 8-43810)
(A Wholly-Owned Subsidiary of Janus Henderson Investors US LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.



Report of Independent Registered Public Accounting Firm

To the Managing Member of Janus Henderson Distributors US LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Janus Henderson Distributors US LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 25, 2026

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP
1900 Sixteenth Street
Denver, Colorado 80202
(720) 931 7000

www.pwc.com/us

JANUS HENDERSON DISTRIBUTORS US LLC
STATEMENT OF FINANCIAL CONDITION
(in thousands)

		December 31, 2025
ASSETS		
Current assets:		
Cash and cash equivalents	$	13,927
Accounts receivable		8,698
Deferred commissions		3,152
Prepaid expenses		455
Total current assets		26,232
Total assets	$	26,232
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and other accrued liabilities	$	7,438
Member's capital:	$	18,794
Total liabilities and member's capital	$	26,232

See accompanying notes to Statement of Financial Condition.

JANUS HENDERSON DISTRIBUTORS US LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (in thousands)

1. DESCRIPTION OF BUSINESS

Janus Henderson Distributors US LLC (the "Company") is a wholly-owned subsidiary of Janus Henderson Investors US LLC ("JHIUS") whose ultimate parent is Janus Henderson Group plc ("JHG" or "the Group"). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts as a JHIUS sponsored mutual and/or private fund distributor or marketer. The Company also markets and distributes non-Janus Henderson sponsored funds, including privately offered alternative investment funds.

JHG incurs expenses on behalf of the Company which are allocated to the Company using an expense allocation methodology. Therefore, the Statement of Financial Condition presented could be materially different if the Company were a stand-alone entity.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and the differences could be material.

All amounts disclosed within the Notes to Statement of Financial Condition are presented in thousands.

Cash Equivalents – The Company considers short-term liquid investments with an initial maturity date of three months or less when purchased, including investments in money market funds, to be cash equivalents.

Deferred Commissions – Deferred commissions are commissions paid to financial intermediaries on sales of Janus Investment Fund Class C shares and certain sales of Class A shares. Contingent deferred sales charges received by the Company from the redemption of Class A shares and Class C shares within one year of purchase reduce the unamortized deferred commissions balance. Deferred commissions on outstanding shares are amortized over one year or when the shares are redeemed, if earlier.

Management periodically tests the deferred sales commission asset for impairment by reviewing changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate the carrying amount of the asset may not be recoverable. To test for recoverability, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life, which is up to one year. If the carrying value exceeds fair value, the asset will be deemed impaired and a loss will be recorded in the amount by which the carrying value of the asset exceeds its fair value. As of December 31, 2025, there is no impairment charge.

Income Taxes – No provision for income taxes has been included in the Statement of Financial Condition. The Company is a single member limited liability company and is treated as a disregarded entity of JHG for federal and state income tax purposes. Any income tax liabilities or assets that result from the operations of the Company are reflected in the financial statements of JHG. There is no formal tax-sharing arrangement that exists with JHIUS or JHG.

Subsequent Events – Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying Statement of Financial Condition through the issuance date.

3.   RELATED PARTIES AND OTHER MATTERS

Certain officers of the Company are also officers of JHIUS, its subsidiaries and of the mutual funds distributed by the Company.

Accounts receivable includes amounts owed to the Company by the mutual funds for distribution fees. Additionally, accounts receivable includes $1,687 of intercompany receivables under the intercompany services agreement with JHIUS and other affiliates. Accounts payable and other accrued liabilities includes $113 of intercompany payables to other affiliates at December 31, 2025.

Merger Agreement

On December 21, 2025, JHG entered into a definitive agreement under which the Group will be acquired by an investor group led by Trian Fund Management, L.P. and its affiliated funds and General Catalyst Group Management, LLC and its affiliated funds. The merger is expected to close in mid-2026, subject to customary closing conditions, including, among others, receipt of required regulatory approvals, client consents and approval by JHG shareholders.

4.   NET CAPITAL REQUIREMENT

As a broker and dealer registered with the SEC, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934, equivalent to 6-2/3% of aggregate indebtedness, as defined, or $5, whichever is greater. At December 31, 2025, the Company had net capital of $6,215 which exceeds the required amount by $5,719. The Company's ratio of aggregate indebtedness to net capital was 1.2 to 1.

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in the Supplemental Schedules H & I, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

5.   CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes that risk of credit loss associated with its accounts receivable is significantly reduced based on the nature of the receivables. The majority of accounts receivable are settled by payment from the assets of the mutual funds. As such, the Company believes it is not exposed to significant credit risk.

6. **GUARANTEES, COMMITMENTS AND CONTINGENCIES**

The Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the indemnification clauses of these contracts and expects the risk of loss from such causes to be remote.

The Company or Group is periodically involved in various legal proceedings and other regulatory matters. Based on information currently available, management believes that it is probable that the ultimate outcome of matters that are pending or threatened will not have a material effect on the Company's financial condition.

7. **FINANCIAL INSTRUMENTS**

GAAP establishes a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The valuation hierarchy contains three levels:

o Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

o Level 2 – Valuation inputs are quoted market prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured.

o Level 3 – Valuation inputs are unobservable and significant to the fair value measurement.

The following is a summary of the Company's financial assets as of December 31, 2025, that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash equivalents:				
Money market funds	$ 13,675	$ -	$ -	$ 13,675
Total assets	$ 13,675	$ -	$ -	$ 13,675

There are no financial assets or liabilities that are accounted for at fair value on a nonrecurring basis as of December 31, 2025.

8. **SEGMENT REPORTING**

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly provided to and reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. We identified the Company's president as the CODM who uses several financial

measures, including excess net capital, which is not a measure of operating performance, to make operational decisions. Our operations constitute a single segment because information is reported to the CODM on an aggregated basis and strategic and financial management decisions are determined by the CODM on this basis. The measure of excess net capital, which is identical to segment excess net capital, is reported in Note 4 – Net Capital Requirement.

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